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CUSIP NO.     714290103                13G/A                   PAGE 1 OF 7 PAGES
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

           Information to be included in Statements filed pursuant to
                  Rules 13d-1(b), (c), and (d) and Amendments
                    thereto filed pursuant to Rule 13d-2(b)
                              (Amendment No. 4)(1)


                                 PERRIGO COMPANY
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                                (Name of Issuer)


                         Common Stock, without par value
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                         (Title of Class of Securities)


                                    714290103
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                                 (CUSIP Number)


                                November 14, 2004
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             (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [ ]   Rule 13d-1(b)
             [X]   Rule 13d-1(c)
             [ ]   Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 7 Pages
                                No Exhibit Index
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CUSIP NO.     714290103                13G/A                   PAGE 2 OF 7 PAGES
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Michael J. Jandernoa
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        United States
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     Number of             5.      Sole Voting Power

      Shares                       6,084,055
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     6,084,055
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   0
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        6,560,245
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 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


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 11.    Percent of Class Represented by Amount in Row (9)

        9.2%
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 12.    Type of Reporting Person (See Instructions)

        IN
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 * SEE INSTRUCTION BEFORE FILLING OUT!
** SEE ITEM 4 OF THIS FILING
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CUSIP NO.     714290103                13G/A                   PAGE 3 OF 7 PAGES
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Michael J. Jandernoa Trust
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        Michigan
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     Number of             5.      Sole Voting Power

      Shares                       5,926,597
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     5,926,597
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   0
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        5,926,597
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        8.3%
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 12.    Type of Reporting Person (See Instructions)

        OO--Trust
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 * SEE INSTRUCTION BEFORE FILLING OUT!
** SEE ITEM 4 OF THIS FILING
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CUSIP NO.     714290103                13G/A                   PAGE 4 OF 7 PAGES
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ITEM 1.

(a) Name of Issuer:                                      Perrigo Company

(b) Address of Issuer's Principal Executive Offices:     515 Eastern Avenue
                                                         Allegan, Michigan 49010

ITEM 2.

(a) - (c) Name, Principal Business Address and Citizenship of Person Filing:
           Michael J. Jandernoa
           c/o Law Weathers & Richardson
           333 Bridge Street, NW, Suite 800
           Grand Rapids, Michigan 49504
           Citizenship:  United States

(d)    Title of Class of Securities:  Common Stock, without par value.

(e)    CUSIP Number:  714290103


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) - (j)  Not Applicable.


ITEM 4.       OWNERSHIP

(a) Mr. Jandernoa is the beneficial owner of 6,560,245 shares of the Issuer's common stock, without par value. Mr. Jandernoa owns 2,191 shares of the Issuer's common stock. The Michael J. Jandernoa Trust, of which Mr. Jandernoa is the sole trustee, holds 5,926,597 shares of the Issuer's common stock. The Michael J. Jandernoa Grantor Trust 2, of which Mr. Jandernoa is the sole trustee and has a reversionary interest, holds 136,986 shares of the Issuer's common stock. Mr. Jandernoa holds sole voting and dispositive power in both the Michael
         J. Jandernoa Trust and the Michael J. Jandernoa Grantor Trust 2. The Susan M. Jandernoa Trust holds 339,204 shares of the Issuer's common stock. Mrs. Jandernoa is the sole trustee and holds sole voting and dispositive power for the shares of common stock held by the Susan M. Jandernoa Trust. The Susan M. Jandernoa Grantor Trust 2 holds 136,986 shares of the Issuer's common stock. Mrs. Jandernoa is the sole trustee and holds sole voting and dispositive power for the shares of common stock held by the Susan M. Jandernoa Grantor Trust 2. Mr. Jandernoa holds stock options that give him the right to acquire 18,281 shares of the Issuer's common stock within 60 days of the date of this filing. The figures above are as of October 31, 2004.

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CUSIP NO.     714290103                13G/A                   PAGE 5 OF 7 PAGES
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         On November 14, 2004, Mr. Jandernoa entered into a Voting Agreement with Agis Industries (1983) Ltd., an Israeli public company ("Agis") pursuant to which Mr. Jandernoa agreed to vote all shares of Issuer's common stock owned by him on the date of the vote in favor of the issuance of Issuer common stock contemplated in the merger of one of Issuer's subsidiaries with and into Agis (the "Share Issuance"). In addition, pursuant to the Voting Agreement, Mr. Jandernoa has executed and delivered to Agis an irrevocable proxy to vote all shares owned by him in favor of the Share Issuance. As a result of the Voting Agreement and the related proxy, Mr. Jandernoa has no voting power with respect to the Share Issuance, but he retains voting power with respect to all other matters. The Voting Agreement does not affect Mr. Jandernoa's dispositive power.

(b) As of October 31, 2004, Mr. Jandernoa was the beneficial owner of 9.2% of the Issuer's outstanding common stock, without par value. The Issuer's most recent Form 10-Q (for the quarterly period ended September 25, 2004) lists 71,217,193 shares of the Issuer's common stock, outstanding as of October 13, 2004. In addition, Mr. Jandernoa holds stock options, which give him the right to acquire 18,281 shares of the Issuer's common stock within 60 days of the date of this filing. Mr. Jandernoa's beneficial ownership percentage is based on a total of 71,235,474 shares of the Issuer's common stock, which consists of the Issuer's outstanding common stock plus shares that would become outstanding if Mr. Jandernoa exercised his stock options.

         As of October 31, 2004, the Michael J. Jandernoa Trust held 8.3% of the Issuer's outstanding common stock, without par value. The beneficial ownership percentage of the Michael J. Jandernoa Trust is based on the Issuer's 71,217,193 shares of common stock outstanding as of September 25, 2004.

(c)      (i)      Mr. Jandernoa has sole power to vote or direct the vote of
                  6,084,055 shares of common stock.
         (ii)     Mr. Jandernoa does not share power to vote or to direct the vote of any shares of common stock.
         (iii)    Mr. Jandernoa has sole power to dispose or direct the
                  disposition of 6,084,055 shares of common stock.
         (iv)     Mr. Jandernoa does not share power to dispose or to direct the disposition of any shares of common stock.


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The Michael J. Jandernoa Trust, of which Mr. Jandernoa is the trustee, holds 5,926,597 shares of the Issuer's common stock.

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CUSIP NO.     714290103                13G/A                   PAGE 6 OF 7 PAGES
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ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
              ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.


ITEM 10.      CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO.     714290103                13G/A                   PAGE 7 OF 7 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            November 23, 2004
                                     ------------------------------------
                                     Date

                                          /s/  Michael J. Jandernoa
                                     -----------------------------------
                                     Signature

                                          /s/  Michael J. Jandernoa
                                     -----------------------------------
                                     As trustee of the Michael J. Jandernoa
                                     Trust and in his individual capacity